# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TEN Holdings, Inc., CIK 0002030954
CUSIP: 880245204
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: TEN Holdings, Inc., c/o Studio, 1 Rockefeller Plaza, 2nd Floor, New York, New York (NY), 10020
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001641172-25-009902
Filed by CIK 0002049674

## Reporting persons
- V-Cube, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: TEN Holdings, Inc.
Address of issuer's principal executive offices: TEN Holdings, Inc., c/o Studio, 1 Rockefeller Plaza, 2nd Floor, New York, NEW YORK, 10020

## Item 2. Person Filing
Name of person filing: V-Cube, Inc.
Address of principal business office or, if none, residence:
NBF Platinum Tower, 16-17/F
1-17-3 Shirokane, Minato-ku
Tokyo 108-0072, Japan
Citizenship: Japan

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0 shares
Percent of class: 0.0%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- V-Cube, Inc.: /s/ Jun Mizutani, Representative Director and Chief Executive Officer (11/12/2026)